Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces Update in Respect of Bid in an Israel
Land Authority Tender to Design and Build Electricity Generation Facilities Using Photovoltaic Technology

Singapore, August 1, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on May 11, 2023 that OPC’s subsidiary, OPC Power Plants Ltd.1 (the “Awardee”) won a tender conducted by the Israel Land Authority (“ILA”) to design renewable energy electricity generation facilities using photovoltaic technology with an option to acquire lease rights in land in Israel for construction in three areas in Neot Hovav Industrial Local Council, with a total area of approximately 2,270 dunams (approximately 561 acres).

OPC today announced an update on the tender pursuant to which the Awardee has paid NIS 96.8 million (approximately $26.1 million) to the ILA (OPC’s share of this payment was NIS 77.4 million (approximately $21.0 million)) constituting 20% of the total consideration for the lease rights.

The foregoing is part of the Awardee’s intention to promote the construction of a project for the generation of electrical power utilizing photovoltaic technology on the three complexes in the estimated cumulative capacity of approximately 245 MW and estimated storage capacity of approximately 1,375 MWh.

Israel’s Planning Administration has notified the Minister of Energy that a preliminary planning examination indicated that conditions in respect of location for the construction of the photovoltaic power station projects are met. Accordingly, it recommended to continue examining these areas as part of the promotion of a national infrastructure plan.

For further information on this project, see Kenon’s report on Form 6-K submitted to the Securities and Exchange Commission on May 11, 2023.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about OPC’s winning tender to construct the project described above and its characteristics (including capacity, technology and the size of the area, government and recommendations with respect to government approval of the plan, and other non-historical statements). These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the conditions for development and construction of the project are not met or that the project otherwise does not proceed, risks relating to costs and characteristics (e.g. capacity) of the project and timing to complete the project, risks relating to the failure to obtain necessary authorizations and permits and risks relating to the need to secure a spot on the grid and obtain a connection to the grid, risks relating to the regulatory framework relating to the project and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 OPC indirectly holds an 80% interest in OPC Power Plants Ltd.